Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE PRICES OFFERING OF $200 MILLION 4.613% SENIOR DEBENTURE DUE 2018

September 25, 2013, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN; NYSE: GRP.U) announced today that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) has entered into an agency agreement providing for the offering (the “Offering”) of $200 million aggregate principal amount of 4.613% Series 1 senior debentures due 2018 (the “Debentures”). The Debentures will be guaranteed by Granite, Granite REIT Inc. and certain subsidiaries of Granite LP. The Offering is expected to close on or about October 2, 2013, subject to the satisfaction of certain customary closing conditions.

Granite LP intends to use the net proceeds from the Offering of approximately $198.2 million to repay certain outstanding amounts drawn on Granite LP’s revolving credit facility, finance recent acquisitions, including the acquisition of a European portfolio consisting of seven properties located in Germany and the Netherlands for €129 million, as announced on August 12, 2013, and for general corporate purposes.

The Debentures will be publicly offered in Canada under Granite LP’s previously filed base shelf prospectus (the “Prospectus”), pursuant to an agency agreement with RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc. and Raymond James Ltd. Granite LP will also file with applicable securities regulators in each of the provinces and territories of Canada a prospectus supplement to the Prospectus (the “Prospectus Supplement”) relating to the Offering. Copies of the Prospectus and the Prospectus Supplement will be accessible at www.sedar.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Debentures in any jurisdiction. The Debentures being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the Prospectus or the Prospectus Supplement.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and accordingly may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 30 million square feet and over 100 properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

granitereit.com

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the closing of the Offering, Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to: the risk that the conditions precedent to the closing of the Offering may not be satisfied; the risk of changes to tax or other laws that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) (the “Tax Act”); economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to optimize its relationship with Magna International Inc., its operating divisions and subsidiaries and other controlled entities, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 5, 2013 (the “Annual Information Form”), including documents incorporated by reference. The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this Prospectus to reflect subsequent information, events or circumstances or otherwise.

granitereit.com